UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 001-35293

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Central European Distribution Corporation

Full Name of Registrant

Former Name if Applicable

3000 Atrium Way, Suite 265

Address of Principal Executive Office (Street and Number)

Mt. Laurel, NJ 08054

City, State and Zip Code

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed).

As disclosed in the Current Report on Form 8-K filed by Central European Distribution Corporation (the “Company”) with the Securities and Exchange Commission (the “SEC”) on November 10, 2012, upon the recommendation of senior management, the Audit Committee of the board of directors of Central European Distribution Corporation (the “Company”) concluded that the Company’s unaudited condensed consolidated financial statements for the three and six months ended June 30, 2012, as presented in the Company’s quarterly report on Form 10-Q for the three and six months ended June 30, 2012, filed with the SEC on October 5, 2012, should no longer be relied upon. The Company will restate these financial statements to correct an excess provision previously recorded to account for promotional compensation granted to one customer in a division of its main operating subsidiary in Russia, the Russian Alcohol Group (“RAG”). The excess provision resulted in an inadvertent understatement of the Company’s accounts receivable.

The restatement process has resulted in delays in reviewing and finalizing the financial data in the Company’s unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2012, to be included in the Company’s quarterly report on Form 10-Q for the three and nine months ended September 30, 2012, and filed with the SEC. In connection with the restatement, the Company intends to file an amended Quarterly Report on Form 10-Q with respect to the report filed for the quarter ended June 30, 2012. As disclosed in the Company’s Current Report on Form 8-K filed with the SEC on November 13, 2012, the Company estimates that the aggregate effect of the adjustments identified to date will result in an increase in accounts receivable as at June 30, 2012, and a decrease in selling, general and administrative expenses for the three and six months ended June 30, 2012, of approximately $6 million, resulting in an increase in net income for the three and six months ended June 30, 2012, of approximately $6 million, which amounts are subject to change as the Company continues its review of the accounting matters discussed herein. These amounts reflect the fact that certain accounts receivable related to promotional compensation granted to customers of RAG that had been provisioned as doubtful accounts were ultimately recovered in the period and therefore the associated provisions are to be reversed. The adjustments are not expected to have any impact on previously reported net cash provided by operating activities reported in the cash flow statements during the period.

The Company will not be able to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 until the process of restating its financial statements for the three and six months ended June 30, 2012 is complete, as the result of the restatement could affect its financial statements for the three and nine month periods ended September 30, 2012. The Company is currently targeting a date of November 19, 2012, for filing an amended quarterly report on Form 10-Q for the three and six months ended June 30, 2012 with the SEC to reflect the restated financial statements. There can be no assurance, however, that this filing will be made within the anticipated period.

The above statements and descriptions of expected adjustments are preliminary and subject to change based, among other things, on the Company’s completion of the restatement of its financial statements discussed above.

Cautionary Statement about Forward-Looking Information

This Notification of Late Filing contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, without limitation, statements about the expected impact of the restatement on historical financial information and on the Company’s overall financial position and the Company’s anticipated time frame for filing restated financial statements. Forward looking statements are based on the Company’s knowledge of facts as of the date hereof and involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the Company’s forward looking statements. Such risks include, among others, uncertainties regarding the timing of the completion of the restatement, unanticipated accounting issues or audit issues regarding the financial data for the periods to be restated or adjusted, the inability of the Company or its independent registered public accounting firm to confirm relevant information or data, the impact of the late filing on the Company’s compliance with certain covenants included in the Company’s debt obligations, and the impact of the restatement and the late filing of the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, on the Company’s ongoing compliance with its legal and regulatory requirements. Investors are cautioned that forward looking statements are not guarantees of future performance and that undue reliance should not be placed on such statements. The Company undertakes no obligation to publicly update or revise any forward looking statements or to make any other forward looking statements, whether as a result of new information, future events or otherwise, unless required to do so by securities laws. Investors are referred to the full discussion of risks and uncertainties included in the Company’s Form 10-K for the fiscal year ended December 31, 2011, including statements made under the captions “Item 1A. Risks Relating to Our Business” and in other documents filed by the Company with the SEC.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Bartosz Kolacinski		+48 22 456 60 000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In the three months ended September 30, 2012, we expect to report a decrease in net sales, driven primarily by the negative impact of foreign exchange translations in the period. This decrease was offset by an improved gross margin resulting in an increase in gross profit driven by a number of factors including improved product and channel mix in Poland and price increases taken in Russia. Our selling, general and administrative expenses in the three months ended September 30, 2012 increased primarily as a result of additional legal costs incurred related to the restatement of our financial statements, offset by cost savings achieved on the integration of our businesses in Russia and Poland and the effect of weaker local currencies against the U.S. dollar.

In the three months ended September 30, 2011, we reported an impairment charge of $674.5 million, primarily related to an impairment loss recognized on the excess carrying amount of goodwill associated with the Company’s operations in Russia and Poland. This impairment charge is non-recurring and will not impact our results of operations in the three months ended September 30, 2012. As a result of these factors, we expect to report a net profit for the three months ended September 30, 2012, as compared with a net loss of $848.7 million in the three months ended September 30, 2011.

Central European Distribution Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	November 13, 2012	By:	/s/ Bartosz Kolacinski
Bartosz Kolacinski
Interim Chief Financial Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).